Exhibit 99.1

Cracker Barrel Makes Faux “Offer” to Biglari Holdings

SAN ANTONIO, TX — September 5, 2012 — Biglari Holdings Inc. (NYSE: BH) today learned that Cracker Barrel’s (NASDAQ: CBRL) new board members have decided to use old board tactics. We believe this Board has made an offer that is not serious; rather, it is an obvious attempt to posture and mislead shareholders. We had higher hopes for this Board: We were expecting it to be reasonable rather than mere window dressing hoping to appear reasonable. The ersatz offer has two fundamental flaws, demanding that we nominate two persons to the Board of Directors who have

1)	No relevant restaurant experience

2)	No significant ownership in Cracker Barrel’s stock

In our view, an offer with such defeatist, detrimental conditions is not a real offer. We ask “what good does it do shareholders for us to find strangers without restaurant experience and then attempt to place them on the Board?”

Plainly, the Board’s proposal is diametrically opposed to our ideas as well as to the research showing that companies with the presence of large shareholders outperform companies that have no such owners overseeing management. Over two centuries ago Adam Smith in The Wealth of Nations made the following observation regarding agents of companies: “The directors of such companies, however, being the managers rather of other people's money than of their own, it cannot well be expected that they should watch over it with the same anxious vigilance with which the partners in a private copartnery frequently watch over their own…. Negligence and profusion, therefore, must always prevail, more or less, in the management of the affairs of such a company.”

Benjamin Graham wrote in his seminal book, Security Analysis (1951 ed.), “The ideal solution is to have the majority of the board of every company made up of people who meet three qualifications: (1) good character and general business ability; (2) substantial stock ownership, either directly or by those who are responsible for their nomination; and (3) absence of close personal or business associations with the operating heads.”

In the  July/August 2012 edition of Harvard Business Review, the authors of an article covering corporate governance matters concluded: “[W]e do think that giving a favored role to long-term shareholders, and in the process fostering closer, more constructive relationships between shareholders, managers, and boards, should be a priority.”

We believe logic and research are on our side. It is simply irrational to deny an 18% shareholder two board seats. The Board is not willing to extend the courtesy of granting seats commensurate with our capital commitment. Instead, what the Board is saying is that we should play the role of a professional search firm. That is, we give the Board names of candidates unaffiliated with Biglari Holdings, and then the Board will decide whether those individuals are worthy of board seats. If the Board were reasonable, it would have offered us two board seats and not asked us to submit two nominees; however, since there is a proxy contest under way, the Board wants to appear reasonable. The not-so-subtle game the Board is playing is obvious to all shareholders.

Several weeks ago we were optimistic and resultantly were led to believe that Cracker Barrel was under a new, better regime. We flew to Tennessee to meet with two new board members and to become acquainted with each other. Our hope was to join the Board without a proxy contest. In fact, it was such a collegial meeting that we challenge the incoming Chairman to cite any reasons why our presence on the Board would be damaging or destructive to Cracker Barrel.

We want to contribute to the prosperity of Cracker Barrel. The basic idea is to make money for the benefit of all shareholders. The best way to prosper is through fundamental improvement in the company’s operations. We have the business knowledge and the financial incentives to help increase the economic value of the business. We are willing to pay the price for vigilant stock ownership.

Time is on our side because we are long-term investors, and time allows for the truth to emerge. We are principled, and we will not waiver in our pursuit of board seats. Nonetheless, we are hopeful that rationality will prevail and that the new Board will depart from its predecessors. Needless to say, a proxy contest is costly and distracting. After all, we pay 100% of the costs on our side as well as 18%, in effect, of what the Board spends of shareholders’ money.

The decision to avoid a proxy contest rests completely with the Board.

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The full text of the letter received from Cracker Barrel follows:

September 5, 2012

Mr. Sardar Biglari
Chairman and Chief Executive Officer
Biglari Holdings Inc.
175 East Houston Street, Suite 1300
San Antonio, Texas 78205

RE:	Settlement Offer

Dear Sardar:

We are writing on behalf of the full Cracker Barrel Board to respond to your request that we appoint you and Phil Cooley to the Board.  The Board has considered your request thoroughly and has concluded, due to concerns about potential conflicts of interest and legal issues given your roles with Steak ‘n Shake, as well as other issues, not to appoint you and Phil to the Board.  However, in an effort to be constructive and avoid another proxy contest, the Board has authorized us to make the following settlement offer.

Under our offer, we would add to our Board of Directors two independent directors nominated by Biglari Holdings.  The nominees would need to be unaffiliated with Biglari Holdings, not be executive officers or directors of any other restaurant company that competes with Cracker Barrel, and otherwise comply with Cracker Barrel’s stated qualification criteria for directors (as set forth in the Corporate Governance Guidelines posted on Cracker Barrel’s website).  This offer is subject to Biglari Holdings’ agreement (1) to withdraw its nominations of you and Phil Cooley, (2) to support the Board-recommended slate of nominees at Cracker Barrel’s 2012 annual meeting of shareholders, which slate would include the two independent directors nominated by Biglari Holdings, and not to nominate any other candidates or present any shareholder proposals at the meeting and (3) not to seek to call or support the call of any special meeting of Cracker Barrel shareholders prior to Cracker Barrel’s 2013 annual meeting of shareholders.

If you are interested in moving forward with this offer, we are prepared to enter into a reasonable confidentiality agreement limiting Cracker Barrel’s ability to disclose the identity of any candidates proposed by you who are ultimately not accepted.  Once the confidentiality agreement is signed and you provide the names and completed questionnaires of the two nominees, our Nominating and Corporate Governance Committee will promptly confirm the qualifications of the proposed nominees.  Assuming that they are qualified and that Biglari Holdings agrees to the terms set forth in the second paragraph of this letter, the Board would then proceed promptly to appoint the two nominees to the Board and include them in the Board-recommended slate for election at the 2012 annual meeting.

In order to proceed in a timely manner, we will need the names of your two nominees by no later than September 21, 2012.  If you have not provided us with this information by that date, we will assume that you have rejected our offer.

We hope that this letter gives you complete clarity with respect to our offer and the process for appointing your nominees, but please feel free to contact us should you have any questions.  We look forward to hearing from you.

Sincerely,

/s/ Sandra B. Cochran	/s/ James W. Bradford

Sandra B. Cochran	James W. Bradford

cc:           Steve Wolosky, Esquire

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CERTAIN INFORMATION CONCERNING PARTICIPANTS

Biglari Holdings Inc., an Indiana corporation (“BH”), together with the other participants named herein, intends to make a preliminary filing with the Securities and Exchange Commission (“SEC”) of a proxy statement and an accompanying proxy card to be used to solicit votes in connection with the solicitation of proxies for the election of individuals to the Board of Directors of Cracker Barrel Old Country Store, Inc. (the “Company”) at the 2012 annual meeting of shareholders of the Company.

BH ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE UPON REQUEST.

The participants in the proxy solicitation are BH, Biglari Capital Corp., a Texas corporation (“BCC”), The Lion Fund, L.P., a Delaware limited partnership (“Lion Fund”), Steak n Shake Operations, Inc., an Indiana corporation (“Steak n Shake”), Sardar Biglari and Philip L. Cooley (the “Participants”).

As of the close of business on September 5, 2012, BH owned directly 3,823,165 shares of Common Stock.  As of the close of business on September 5, 2012, the Lion Fund owned directly 140,100 shares of Common Stock.  As of the close of business on September 5, 2012, Steak n Shake owned directly 101,244 shares of Common Stock.  Each of BCC, as the general partner of the Lion Fund, and BH, as the parent of BCC, may be deemed to beneficially own the shares of Common Stock directly owned by the Lion Fund.  BH, as the parent of Steak n Shake, may be deemed to beneficially own the shares of Common Stock directly owned by Steak n Shake.  Mr. Biglari, as the Chairman and Chief Executive Officer of each of BH, BCC and Steak n Shake, may be deemed to beneficially own the shares of Common Stock directly owned by BH, the Lion Fund and Steak n Shake.

As members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, each of the Participants is deemed to beneficially own the shares of Common Stock of the Company beneficially owned in the aggregate by the other Participants. Each of the Participants disclaims beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.